UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           Opta Food Ingredients, Inc.
                               (Name of Issuer)

                       Common Shares, $.01 par value per share

                        (Title of Class of Securities)

                                               68381N 10 5

                                (CUSIP Number)

                                                                                   with copies to:
 Mr. Henry Lagarde                                                                 John M. Reiss, Esq.
 Nouvelle Holding Guyomarc'h S.A.                                                  White & Case
 14 rue Lafayette 75009                                                            1155 Avenue of the Americas
 Paris, France                                                                     New York, NY 10036
 (33-1) 48 01 98 50                                                                (212) 819-8200


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 29, 1997

         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

                                                            SCHEDULE 13D
                                                          (Amendment No. 1)


   CUSIP No. 68381N 10 5                                      Page 2 of 6 Pages



   1    NAME OF REPORTING PERSON

        Nouvelle Holding Guyomarc'h S.A.
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) (X)

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(E)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of France

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              1,386,674 (see discussion in Items 4 & 5)
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                          0 (see discussion in Items 4 & 5)
                                   9      SOLE DISPOSITIVE POWER
                                          1,386,674 (see discussion in Item 4 & 5)

                                   10     SHARED DISPOSITIVE POWER
                                          0 (see discussion in Items 4 & 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,386,674 (see discussion in Items 4 & 5)
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.7% (see discussion in Items 4 & 5)

  14    TYPE OF REPORTING PERSON

        HC

                                                            SCHEDULE 13D
                                                          (Amendment No. 1)


   CUSIP No. 68381N 10 5                                      Page 3 of 6 Pages



   1    NAME OF REPORTING PERSON


        Compagnie Financiere de Paribas
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) (X)

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(E)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of France

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              1,386,674 (see discussion in Items 4 & 5)
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                          0
                                   9      SOLE DISPOSITIVE POWER
                                          1,386,674 (see discussion in Items 4 & 5)

                                   10     SHARED DISPOSITIVE POWER
                                          0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,386,674 (see discussion in Items 4 & 5)
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.7% (see discussion in Items 4 & 5)

  14    TYPE OF REPORTING PERSON

        HC


                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)

                          OPTA FOOD INGREDIENTS, INC.


ITEM 4.   PURPOSE OF THE TRANSACTION

          Item 4 to the Schedule 13D filed by Nouvelle Holding Guyomarc'h S.A. and Compagnie Financiere de Paribas on January 9, 1997 (the "Schedule 13D") in connection with the common shares, $.01 par value per share, of Opta Food Ingredients, Inc., a Delaware corporation, is hereby amended by inserting the following sentence at the end of the first paragraph thereof:

"Pursuant to the Opta Agreement, Nouvelle is entitled to designate a director to the Board of Directors of the Company. On January 29, 1997, Frederic Stevenin, an officer of Banque Paribas ("BP"), was designated by Nouvelle to be appointed to the Board of Directors of the Company and was then appointed to the Board of Directors of the Company. BP and Nouvelle are both subsidiaries primarily owned by Compagnie Financiere de Paribas."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended by inserting the following sentence at the end of the fourth paragraph thereof:

"Pursuant to the Opta Agreement, Nouvelle is entitled to designate a director to the Board of Directors of the Company. On January 29, 1997, Frederic Stevenin, an officer of Banque Paribas ("BP"), was designated by Nouvelle to be appointed to the Board of Directors of the Company and was then appointed to the Board of Directors of the Company. BP and Nouvelle are both subsidiaries primarily owned by Compagnie Financiere de Paribas."

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997


                         NOUVELLE HOLDING GUYOMARC'H S.A.

                         By: /s/ H. Lagarde
                            Name:  H. Lagarde
                            Title:  Chairman

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997

                         COMPAGNIE FINANCIERE DE PARIBAS


                         By: /s/ M. E. Noyelle
                            Name:  M. E. Noyelle
                            Title:  General Attorney